                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                   ----------
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                     (UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                                   ----------
                              GARAN, INCORPORATED
                       (Name of Subject Company (Issuer))

                              GARAN, INCORPORATED
                        (Name of Filing Person (Issuer))

                                  Common Stock
                         (Title of Class of Securities)

                                  364802-10-8
                     (CUSIP Number of Class of Securities)

                            MARVIN S. ROBINSON, ESQ.
     Vice President - General Counsel and Secretary GARAN, INCORPORATED c/o
         Tannenbaum, Dubin & Robinson, LLP 1140 Avenue of the Americas
                           New York, New York 10036
                                (212) 302-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
                                   ----------

                           CALCULATION OF FILING FEE
Transaction Valuation                                      Amount of Filing Fee*

*Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    N/A     Filing Party:     N/A
         Form or Registration No.:  N/A     Date Filed:       N/A

[x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1

[x] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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This issuer Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by Garan, Incorporated, a Virginia corporation ("Company"), to purchase up to 700,000 shares of its Common Stock, no par value, at a price not greater than $30.00 nor less than $26.00 net per share in cash. Amendment No. 1 to this Schedule TO, which will include responses to the Items in the schedule, an Offer to Purchase, and other documents, is expected to by filed with the Securities and Exchange Commission and mailed to the Company's shareholders on May 4, 2001.

ITEM 12.  EXHIBITS.

     The following Exhibit is submitted herewith:

(a)(5) Text of Press Release issued by the Company, dated April 30, 2001.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                                     GARAN, INCORPORATED

                                                     By: *
                                                        -----------------------
                                                        Name:
                                                        Title:
Dated: April 30, 2001

*    Pursuant to General Instruction D to Schedule TO, no signature is required.



EXHIBIT INDEX

EXHIBIT
NO.              DESCRIPTION
-------          -----------
(a)(5)           Text of Press Release issued by the Company, dated
                 April 30, 2001.



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